UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2010

001-34717

(Commission File Number)

Alpha and Omega Semiconductor Limited

(Translation of registrant’s name into English)

Clarendon House

2 Church Street

Hamilton HM 11

Bermuda

(Address of principal registered office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “predict,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “may,” “should,” “would,” “could,” and similar expressions or phrases identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about:

•	anticipated trends and challenges in our business and the markets in which we operate;

•	our ability to anticipate market needs or develop new or enhanced products to meet those needs;

•	our ability to integrate our expertise in developing power semiconductors;

•	our ability to maintain relationships with third-party foundries and subcontractors;

•	our ability to compete in our industry;

•	our expectation relating to capital expenditure and manufacturing costs;

•	our ability to defend ourselves in intellectual property infringement lawsuits against us and protect our confidential information and intellectual property rights;

•	our ability to successfully identify and manage any potential acquisitions;

•	our investment in our in-house packaging and testing facility;

•	our ability to build and maintain relationships and achieve additional design wins with leading original design manufacturers, or ODMs and original equipment manufacturers, or OEMs;

•	our expectations regarding the use of proceeds from our initial public offering;

•	our ability to retain senior management and key personnel and recruit qualified engineers and other skilled employees;

•	our ability to manage growth; and

•	economic and business conditions in China.

All forward-looking statements involve risks, assumptions and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many factors, some or all of which are not predictable or within our control. Actual results may differ materially from expected results. For a more complete discussion of these risks, assumptions and uncertainties and for other risks and uncertainties, see our filings with the Securities and Exchange Commission, including the section titled “Risk Factors” contained in the annual report on Form 20-F. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results.

Alpha and Omega Semiconductor Limited

Interim Financial Report

Fiscal First Quarter Ended September 30, 2010

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

CONSOLIDATED BALANCE SHEETS

(in thousands)

(unaudited)

	Note	September 30, 2010	June 30, 2010
ASSETS
Noncurrent assets:
Property, plant and equipment	6	$49,194	$44,163
Intangible assets		3,478	3,820
Investment in an associate	7	26,516	25,693
Deferred income tax assets	14	2,407	2,296
Other noncurrent assets		470	458

Total noncurrent assets		82,065	76,430

Current assets:
Inventories	9	30,440	28,315
Trade receivables	8	31,848	30,639
Other current assets		3,603	3,075
Restricted cash		78	707
Cash and cash equivalents	13	126,296	119,001

Total current assets		192,265	181,737

Total assets		$274,330	$258,167

EQUITY
Capital and reserves attributable to the equity holders of the company
Share capital	10	$44	$44
Share premium	10	103,743	103,803
Other reserves		19,702	17,946
Retained earnings		76,498	67,603

Total equity		199,987	189,396

LIABILITIES
Noncurrent liabilities:
Deferred income tax liabilities	14	62	25
Deferred rent		747	670
Finance lease liabilities	11	291	436

Total noncurrent liabilities		1,100	1,131
Current liabilities:
Trade and other payables	15	51,725	47,584
Current income tax liabilities	19	4,423	3,917
Borrowings	12	4,400	3,680
Trade and other payable to an associate	23	9,090	10,100
Finance lease liabilities	11	580	571
Provisions	16	3,025	1,788

Total current liabilities		73,243	67,640

Total liabilities		74,343	68,771

Total equity and liabilities		$274,330	$258,167

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

(unaudited)

		Three Months Ended September 30,
	Note	2010	2009
Revenue	5	$89,417	$74,717
Cost of goods sold	17,18	65,168	55,936

Gross profit		24,249	18,781
Research and development expenses	17,18	6,295	4,272
Selling, general and administrative expenses	17,18	9,258	5,365

Total operating expenses		15,553	9,637
Operating profit		8,696	9,144
Finance income		28	12
Finance cost		(46)	(110)

Finance income (cost), net		(18)	(98)
Share of profit of an associate	7	823	553

Profit before income tax		9,501	9,599
Income tax expense	19	606	260

Net profit for the period		$8,895	$9,339

Earnings per share
Basic	20	$0.40	$1.18
Diluted	20	$0.38	$0.47
Weighted-average number of shares used in computing earnings per share
Basic shares	20	22,115	7,922
Diluted shares	20	23,660	19,862

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)

(unaudited)

	Three Months Ended September 30,
	2010	2009
Net profit	$8,895	$9,339
Other comprehensive income
Currency translation differences	116	12

Total comprehensive income	$9,011	$9,351

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands)

(unaudited)

		Other Reserves
	Share Capital and Share Premium	Share-Based Payment Reserve	Translation Difference	Retained Earnings	Total
Balance at June 30, 2009	$50,296	$13,925	$566	$30,012	$94,799
Currency translation differences	—	—	12	—	12
Profit for the period	—	—	—	9,339	9,339
Share option plan:
Value of employees’ services	—	668	—	—	668
Proceeds from shares issued	20	—	—	—	20

Balance at September 30, 2009	$50,316	$14,593	$578	$39,351	$104,838

Balance at June 30, 2010	$103,847	$17,369	$577	$67,603	$189,396
Currency translation differences	—	—	116	—	116
Profit for the period	—	—	—	8,895	8,895
Initial public offering issuance costs	(117)	—	—	—	(117)
Share option plan:
Value of employees’ services	—	1,640	—	—	1,640
Proceeds from shares issued	57	—	—	—	57

Balance at September 30, 2010	$103,787	$19,009	$693	$76,498	$199,987

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

		Three Months Ended September 30,
	Note	2010	2009
Cash flows from operating activities
Cash generated from operations	21	$18,480	$8,285
Interest paid		(46)	(110)
Income tax paid	19	(175)	(211)

Net cash generated from operating activities		18,259	7,964

Cash flows from investing activities
Purchase of property, plant and equipment	6	(11,618)	(2,575)
Purchases of intangible assets		(32)	—
Restricted cash released		629	—

Net cash used in investing activities		(11,021)	(2,575)

Cash flows from financing activities
Payments of IPO costs		(610)	—
Proceeds from borrowing	12	4,400	—
Repayment of borrowing		(3,680)	(1,297)
Proceeds from exercise of share options	10	57	20
Principal payment on finance lease	11	(136)	(59)

Net cash generated from (used in) financing activities		31	(1,336)

Net increase in cash and cash equivalents		7,269	4,053
Cash and cash equivalents at beginning of period		119,001	60,416
Exchange gains on cash and cash equivalents		26	9

Cash and cash equivalents at end of period		$126,296	$64,478

Supplemental cash flow disclosures:
Increase (decrease) of property, plant and equipment included in trade and other payable	6	$(3,581)	$35
Prepayments for purchases of property, plant and equipment	6	$455	$—

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1—THE COMPANY:

Alpha and Omega Semiconductor Limited and its subsidiaries (the “Company”) design, develop and supply a broad range of analog semiconductors, specializing in power semiconductors. The Company conducts its operations primarily in the United States of America (“USA”), Hong Kong, Macau, China, Taiwan, Korea, Japan and Singapore.

The Company was incorporated in Bermuda on September 27, 2000 as an exempted limited liability company. The address of its registered office is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

The unaudited financial statements for the three months ended September 30, 2010 were authorized for the issuance by an officer of the Company, pursuant to authority granted by the audit committee of the Board of Directors, on November 9, 2010.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The accounting policies applied are consistent with those of the annual financial statements for the year ended June 30, 2010, as described in those annual financial statements, except as described in Note 4 to the consolidated financial statements. The consolidated financial statements are presented in the United States dollars (“U.S. dollars”), which is the Company’s functional currency.

Basis of Preparation

This consolidated interim financial information for the three months ended September 30, 2010 has been prepared in accordance with IAS 34, ‘Interim financial reporting’. The consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended June 30, 2010, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

In the opinion of management, the unaudited interim consolidated financial statements have been prepared in accordance with IAS 34 and include all adjustments, consisting only of normal and recurring adjustments, necessary for the fair statement of the Company’s financial statements. The results of the three months ended September 30, 2010 are not necessarily indicative of the results to be expected for the fiscal year ending June 30, 2011.

The preparation of consolidated financial statements in conformity with IAS 34 requires the use of accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial information are disclosed in Note 4 to the consolidated financial statements.

We had considered the impact of new standards, amendments and interpretations that were effective for financial years beginning on and after July 1, 2010 and the adoption of these new standards, amendments and interpretations did not have a material impact to the Company’s consolidated financial statements.

New standards, amendments and interpretations that are not yet effective and have not been early adopted by the Company

•

IFRS 9, “Financial instruments”, issued in December 2009. It addresses the classification and measurement of financial assets. IFRS 9 only permits the recognition of fair value gains and losses in other comprehensive income if they relate to equity investments that are not held for trading. Fair value gains and losses on available-for-sale debt investments, for example, will therefore have to be recognized directly in profit or loss. The standard is effective for financial years beginning on or after January 1, 2013 but is available for early adoption. The Company has not yet assessed IFRS 9’s full impact but does not believe that it will have a material impact to the Company’s consolidated financial statements.

•

Revised IAS 24, “Related party disclosures”, issued in November 2009. It supersedes IAS 24, “Related party disclosures’, issued in 2003. The revision simplifies the definition of a related party, clarifying its intended meaning and eliminating inconsistencies from the definition and provides a partial exemption from the disclosure requirements for government-related entities. The revised IAS 24 is required to be applied for financial years beginning on or after January 1, 2011. Earlier application, in whole or in part, is permitted. The Company has not yet assessed the revised IAS 24’s full impact but does not believe that it will have a material impact to the Company’s consolidated financial statements.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

NOTE 3—FINANCIAL RISK MANAGEMENT:

Summarized below are individual customers whose revenue or trade receivable balances were 10% or higher of the respective total consolidated amounts:

	Three Months Ended September 30,
	2010	2009
Percentage of revenue
Customer A	30.7%	35.7%
Customer B	37.6%	44.3%
Customer C	11.1%	7.6%

	September 30, 2010	June 30, 2010
Percentage of trade receivables
Customer A	48.8%	56.3%
Customer B	11.5%	8.2%
Customer C	19.9%	20.6%

The Company monitors its capital risk on the basis of the debt-to-equity ratio, which is calculated by dividing its total debt (including borrowings, trade and other payables, current and deferred income tax liabilities, provisions and other noncurrent liabilities as shown in the consolidated balance sheets) by the total shareholders’ equity.

The debt-to equity ratios are as follows:

(in thousands, except for ratio)	September 30, 2010	June 30, 2010
Trade and other payables	$51,725	$47,584
Trade and other payable to an associate	9,090	10,100
Provisions	3,025	1,788
Borrowings	4,400	3,680
Current income tax liabilities	4,423	3,917
Finance lease	871	1,007
Deferred income tax liabilities	62	25
Deferred Rent	747	670

Total debt	$74,343	$68,771

Total equity	$199,987	$189,396

Debt-to-equity ratio	0.37	0.36

NOTE 4—CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS:

The preparation of the Company’s consolidated financial statements requires the Company to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. On an ongoing basis, the Company evaluates the estimates, judgments and assumptions including those related to revenue recognition, inventory reserve, warranty reserve, income taxes, share-based compensation and investment in an associate.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

Revenue Recognition

The Company sells its products primarily to distributors, who in turn sell the products globally to various end customers. The Company’s revenue is net of the effect of the estimated stock rotation returns and price adjustments that it expects to provide to certain distributors. Stock rotation returns are governed by contract and are limited to a specified percentage of the monetary value of products purchased by distributors during a specified period. The Company estimates provision for stock rotation returns based on historical returns and individual distributor agreements. The Company also provides special pricing to certain distributors, primarily based on volume, to encourage resale of the Company’s products. The Company estimates the expected price adjustments at the time revenue is recognized based on distributor inventory levels, pre-approved future distributor selling prices, distributor margins and demand for its products. If actual stock rotation returns or price adjustments differ from its estimates, adjustments may be recorded in the period when such actual information is known. Provision for price adjustments is recorded as contra trade receivables and provision for stock rotations is recorded as provisions in the consolidated balance sheets.

The Company’s revenue is subject to seasonality. Typically in the past, the Company has experienced sales peaks two to three months ahead of major holidays such as Christmas and the Lunar New Year. However, this seasonal factor has been in the past, and may in the future be, partially offset by revenue generated from new products or changes in distributor ordering patterns in response to channel inventory adjustments and end customer demand. As a result, the Company’s revenue and operating results may fluctuate significantly from quarter to quarter.

Inventory Reserves

The Company carries inventories at the lower of cost or market on a first-in first-out basis. The Company records inventory reserves to adjust inventories to net realizable value when it believes that the net realizable value is less than the cost. Inventory reserves are made based on its periodic review of inventory quantities on hand as compared with its sales forecasts, historical usage, aging of inventories, production yield levels and current product selling prices. The Company’s sales forecasts may differ from actual results due to changes in market and economic conditions and changes in technologies. The difference between the actual and estimated reserves could have a material effect on the Company’s recorded inventory values and cost of goods sold.

Warranty Reserve

The Company provides a standard one-year warranty for the products it sells. The Company accrues for estimated warranty costs at the time revenue is recognized. The Company’s warranty obligation is affected by product failure rates, the cost of replacement product, freight costs for failed parts and their replacement and other quality assurance costs. The Company monitors its product returns for warranty claims and maintains a reserve for the related warranty costs based on its historical data and anticipated warranty claims known at the time that the estimate is made. If actual warranty costs differ significantly from estimates, revisions to the estimated warranty reserve would be required and any such adjustments could have a material impact to the Company’s consolidated financial statements.

Accounting for Income Taxes

The Company is subject to income taxes in a number of jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company establishes accruals for certain tax contingencies based on estimates of whether additional taxes may be due. While the final tax outcome of these matters may differ from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

The Company records deferred tax assets if, based on the estimate of future taxable income in a particular jurisdiction, it is probable that the Company will be able to utilize deferred tax assets. The Company’s judgments regarding future taxable income may change due to changes in market conditions, tax laws, tax planning strategies or other factors. If the Company’s assumptions and consequently the estimates change in the future, the deferred tax assets we have established may be increase or decrease, resulting in changes in income tax expense. The Company’s effective tax rate is highly dependent upon the geographic distribution of the worldwide earnings or losses, the tax laws and regulations in each geographical region, the availability of tax credits and carry forwards and the effectiveness of tax planning strategies. Income taxes in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

Share-Based Compensation Expense

The Company recognizes share-based compensation expenses based on the estimated fair value of the share award. The fair values of share options and employee stock purchase plan shares are determined by the Black-Scholes option pricing model, using the accelerated vesting attribution method. The fair value of the restricted stock unit is calculated based on fair value of its stock on the date of grant. Share-based compensation expense is significant to the consolidated financial statements and is calculated using the Company’s best estimates, which involve inherent uncertainties and the application of management’s judgment. Significant estimates include fair value of the underlying common shares prior to the initial public offering (the “IPO”), expected term, share price volatility and forfeiture rates.

The Company establishes the expected term based on the historical data of similar entities’ data as adjusted for expected changes in future exercise patterns. The Company estimates forfeiture rates based on historical average period of time that options were outstanding and forfeited. The Company estimates expected volatility based on the volatility of similar entities whose shares are publicly available. The risk-free interest rate is based on the U.S. Treasury yields at the time of grant for periods corresponding to the expected term of the options. The expected dividend yield is zero based on the fact that the Company has not historically paid dividends and has no current intention to pay dividends.

Prior to the Company’s IPO that became effective on April 28, 2010, the absence of a public market for its common shares required the Company’s compensation committee of the board of directors, the members of which the Company believes have extensive business, industry, finance and venture capital experience, to estimate the fair value of the Company’s common shares for the purpose of granting options and for determining share-based compensation expense for the periods presented. In response to these requirements, the compensation committee, with input from management, estimated the fair value of the common shares at each meeting when options were granted. The Company commissioned an independent third party to conduct contemporaneous valuations to assist in the determination of the fair value of the common shares, except for the grant of options on March 1, 2010. The exercise price of options granted on March 1, 2010 was determined after considering a preliminary valuation analysis provided to the Company by the representatives of the Company’s underwriters, the valuation of the common shares performed by an independent third party at December 31, 2009 and other factors.

The Company’s contemporaneous valuations, using the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation , employed a two step process to arrive at an estimate of the value of the common shares. The first step of the analysis was to estimate the total enterprise value. The Company primarily relied on an income approach, specifically a discounted cash flow analysis, to estimate the total enterprise value. The discounted cash flow analysis involves applying appropriate risk-adjusted discount rates to estimated cash flows, based on forecasted revenue and costs. The assumptions used in connection with these valuations were based on the Company’s expected operating performance over the discrete forecast period. A terminal value was estimated for the value of the business beyond the discrete forecasted earnings period. This value was estimated by applying a multiple to the Company’s projections in the final year of the forecast period. The multiple was selected based on the data of a peer group of public companies in the industry. The discrete period cash flows and terminal value were then discounted to the present at the Company’s estimated cost of capital, which was developed through an analysis of required returns for companies in a similar stage of development. The results of the income approach were tested for reasonableness based on an analysis of the multiples of similar public companies.

The second step was to allocate our total enterprise value to the preferred and common classes of securities based on the relative rights and preferences of each class. The Company relied on the option pricing method, which treats the securities as call options on the underlying assets (or enterprise value) to allocate the enterprise value. Significant estimates required in the option pricing method include the expected time to liquidity, risk-free interest rate for the expected time to liquidity, expected dividend yield, fair value of the aggregate enterprise value and expected volatility of the underlying enterprise value.

Additionally, the Company considered a probability-weighted expected return method to estimate the value of the common shares. This methodology considers various scenarios of future exit events, including a public offering, sale, liquidation or remaining private. An estimate of future exit periods and events are made and the exit values are allocated to each class of security based on the rights and preferences that would be exercised to maximize the value of each class, based on seniority. The allocated values are then discounted to the present and weighted based on an assessment of the probability of each scenario. Probabilities of each scenario have been assessed by management at each date, based on consideration of then-current market conditions and changes in the underlying prospects of the Company.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

The Company also reviewed a variety of factors in determining the deemed fair value of the common shares such as its own operating and financial performance, the introduction of new products, the price of the preferred share financings with third-party investors in arm’s length transactions, the lack of a public market for its common shares, industry growth and volume, the performance of similarly situated companies in our industry and stock market indices, emerging trends and issues, trends in consumer confidence and spending, overall economic indicators and the general economic outlook.

Investment in an Associate

The Company owned a 40.3% economic interest in Agape Package Manufacturing Limited (“APM”) at September 30, 2010. APM is considered to be an associate after due consideration of the provisions under IAS 27, Consolidated and Separate Financial Statements and SIC Interpretation 12, Consolidation—Special Purpose Entities , including criteria such as the level of control or influence over the financial and operating policies of APM, the composition of APM’s board of directors, and the existence of any contractual obligation for APM to provide services to, or conduct its activities on behalf of the Company. The investment in APM is accounted for under the equity method of accounting.

NOTE 5—SEGMENT INFORMATION

The Company is organized as, and operates in, one operating segment: design, development and marketing of power semiconductor products for computing, consumer electronics, communication and industrial applications. The chief operating decision-maker is the Chief Executive Officer. The financial information presented to the Company’s Chief Executive Officer is on a consolidated basis, accompanied by information about revenue by customer and revenue by geographic locations in which the Company operates, for purposes of evaluating financial performance and allocating resources. The Company has one business activity, and there are no segment managers who are held accountable for operations, operating results and plans for products or components below the consolidated unit level. Accordingly, the Company reports as a single operating segment.

The Company is domiciled in Bermuda. Substantially all of the Company’s revenue is derived from external customers outside the place of domicile. The Company sells its products primarily to distributors in the Asia Pacific region, who in turn sell these products to end customers. Because the Company’s distributors sell their products to end customers which may have global presence, revenue by geographical location are not necessarily representative of the geographical distribution of sales to end user markets. The revenue by geographical location in the following tables are based on the country or region in which the products were shipped to:

	Three Months Ended September 30,
	2010	2009
	(in thousands)
Hong Kong	$85,860	$74,584
Korea	2,121	—
China	—	23
United States	695	37
Other countries	741	73

	$89,417	$74,717

The following is a summary of revenue by product type:

	Three Months Ended September 30,
	2010	2009
	(in thousands)
Power discrete	$72,159	$65,634
Power IC	17,258	9,083

	$89,417	$74,717

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

The following is a summary of noncurrent assets by geographic region where the assets are located:

	September 30, 2010	June 30, 2010
	(in thousands)
United States	$4,873	$5,198
Taiwan	500	454
China	73,523	67,688
The Cayman Islands	587	639
Other countries	175	155
Unallocated assets-Deferred income tax assets	2,407	2,296

	$82,065	$76,430

The Company’s noncurrent assets located in the Cayman Islands represent patents and exclusive licenses acquired by the Company. The Company’s noncurrent assets in China include investment in APM. APM is a Cayman Islands company with main operations located in China.

NOTE 6—PROPERTY, PLANT AND EQUIPMENT:

	Manufacturing Machinery and Equipment	Equipment and Tooling	Computer Equipment	Office Furniture and Equipment	Leasehold Improvements	Equipment and Construction in Progress	Total
	(in thousands)
As of July 1, 2009
Cost	$19,679	$7,072	$4,971	$650	$7,668	$935	$40,975
Accumulated depreciation	(3,352)	(4,261)	(3,605)	(411)	(1,092)	—	(12,721)

Net book amount	$16,327	$2,811	$1,366	$239	$6,576	$935	$28,254

For the Three Months Ended September 30, 2009
Opening net book amount	$16,327	$2,811	$1,366	$239	$6,576	$935	$28,254
Additions (net transfer out)	1,417	123	222	3	39	556	2,360
Depreciation	(1,013)	(292)	(222)	(30)	(203)	—	(1,760)

Closing net book amount	$16,731	$2,642	$1,366	$212	$6,412	$1,491	$28,854

As of September 30, 2009
Cost	$21,096	$7,195	$5,194	$653	$7,705	$1,491	$43,334
Accumulated depreciation	(4,365)	(4,553)	(3,828)	(441)	(1,293)	—	(14,480)

Net book amount	$16,731	$2,642	$1,366	$212	$6,412	$1,491	$28,854

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

	Manufacturing Machinery and Equipment	Equipment and Tooling	Computer Equipment	Office Furniture and Equipment	Leasehold Improvements	Equipment and Construction in Progress	Total
	(in thousands)
As of July 1, 2010
Cost	32,417	8,314	5,417	1,080	9,626	7,635	64,489
Accumulated depreciation	(7,894)	(5,454)	(4,471)	(537)	(1,970)	—	(20,326)

Net book amount	$24,523	$2,860	$946	$543	$7,656	$7,635	$44,163

For the Three Months Ended September 30, 2010
Opening net book amount	$24,523	$2,860	$946	$543	$7,656	$7,635	$44,163
Exchange differences	—	(27)	(11)	(7)	(3)	—	(48)
Additions (net transfer out)	3,527	304	122	30	837	2,762	7,582
Depreciation	(1,711)	(274)	(170)	(45)	(303)	—	(2,503)

Closing net book amount	$26,339	$2,863	$887	$521	$8,187	$10,397	$49,194

As of September 30, 2010
Cost	35,944	8,618	5,539	1,110	10,463	10,397	72,071
Accumulated depreciation	(9,605)	(5,755)	(4,652)	(589)	(2,276)	—	(22,877)

Net book amount	$26,339	$2,863	$887	$521	$8,187	$10,397	$49,194

Depreciation expense was charged to the consolidated statements of income (loss) as follows:

	Three Months Ended September 30,
	2010	2009
	(in thousands)
Cost of goods sold	$2,179	$1,401
Research and development expenses	164	240
Selling, general and administrative expenses	160	119

	$2,503	$1,760

NOTE 7—INVESTMENT IN AN ASSOCIATE:

	Three Months Ended September 30,
	2010	2009
	(in thousands)
Beginning of the period	$25,693	$19,399
Share of profit	823	553

End of the period	$26,516	$19,952

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

NOTE 8—TRADE RECEIVABLES:

	September 30, 2010	June 30, 2010
	(in thousands)
Net billings	$42,687	$39,120
Less: Provision for price adjustments	(10,809)	(8,451)
Less: Provision for impairment	(30)	(30)

Trade receivables	$31,848	$30,639

The carrying amounts of trade receivables approximate their fair values due to their short maturity terms, and they are denominated in U.S. dollars.

The following is the aging analysis of net billings which were past due but not impaired. These relate to a number of distributors and non-distributors with no recent history of default.

	September 30, 2010	June 30, 2010
	(in thousands)
Past due but not impaired
1-30 days past due	$1,813	$1,104
31-60 days past due	421	52
over 61 days past due	14	—

	$2,248	$1,156

Changes in the provision for price adjustments are as follows:

	Three Months Ended September 30,
	2010	2009
	(in thousands)
Beginning of the period	$8,451	$11,002
Provision	20,205	25,924
Utilized	(17,847)	(23,551)

End of the period	$10,809	$13,375

NOTE 9—INVENTORIES:

	September 30, 2010	June 30, 2010
	(in thousands)
Raw materials	$10,992	$8,953
Work in progress	9,873	8,949
Finished goods	9,575	10,413

	$30,440	$28,315

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

NOTE 10—SHARE CAPITAL AND SHARE PREMIUM:

Common Shares

On March 17, 2010, the shareholders of the Company approved a 2-to-1 reverse share split of the Company’s common and preferred shares which became effective on March 17, 2010. All share and per share information included in the accompanying financial statements has been adjusted to reflect this reverse share split.

On April 28, 2010, the Company’s initial public offering (the “IPO”) became effective and closed on May 4, 2010, in which 5,085,985 common shares were sold, including 3,400,000 shares newly issued and 1,685,985 shares sold by the Company’s selling shareholders, at the IPO price of $18.00 per share. Gross proceeds received by the Company from the 3,400,000 shares were $61,200,000, and net proceeds were $53,262,000 after deducting $4,284,000 for underwriting discounts and commissions and approximately $3,654,000 for other offering related costs. All of the Company’s outstanding preferred shares were automatically converted into common shares and these preferred shares ceased to exist upon the closing of the IPO.

The Company’s bye-laws, as amended, authorized the Company to issue 50,000,000 common shares with par value of $0.002 each. Each common share is entitled to one vote. The holders of common shares are also entitled to receive dividends whenever funds are legally available and when and if declared by the Board of Directors, subject to the prior rights of holders of all classes of shares outstanding. No dividends had been declared as of September 30, 2010.

The changes in the Company’s issued and fully paid common shares were as follows:

	Number of Shares	Amount of Share Capital	Amount of Share Premium	Total Amount
	(in thousands)
As of June 30, 2009	7,919	$16	$89	$105
Proceeds from shares issued for exercise of share options	6	—	20	20

As of September 30, 2009	7,925	$16	$109	$125

As of June 30, 2010	22,101	$44	$103,803	$103,847
IPO issuance costs	—	—	(117)	(117)
Proceeds from shares issued for exercise of share options	26	0	57	57

As of September 30, 2010	22,127	$44	$103,743	$103,787

2000 Share Plan

The 2000 Share Plan (the “2000 Plan”), as amended, authorized the Board of Directors to grant incentive share options and nonstatutory share options to employees, directors and consultants of the Company and its subsidiaries for up to 5,425,000 common shares. Under the 2000 Plan, incentive share options and nonstatutory share options are to be granted at a price that is not less than 100% and 85% of the fair value of the common share at the date of grant for employees and consultants, respectively. Options generally vest over a five-year period, 20% on the first anniversary from the grant date and ratably each month over the remaining 48-month period, and are exercisable for a maximum period of ten years after date of grant. Incentive share options granted to shareholders who own more than 10% of the outstanding shares of all classes of shares of the Company at the time of grant must be issued at an exercise price not less than 110% of the fair value of the common shares on the date of grant.

In connection with the adoption of the 2009 Share Option/Share Issuance Plan (“2009 Plan”) on September 18, 2009, the 2000 Share Plan was terminated and no further awards were granted under the 2000 Share Plan since then.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

2009 Share Option/Share Issuance Plan

The 2009 Share Plan (the “2009 Plan”), as approved in September 2009 at the annual general meeting of shareholders, and as amended and restated in connection with the Company’s IPO, authorized the Board of Directors to grant incentive share options, nonstatutory share options and restricted shares to employees, directors, and consultants of the Company and its subsidiaries for up to 1,250,000 common shares. The number of common shares available for issuance under the Plan shall automatically increase in January each calendar year during the term of the Plan, beginning with calendar year 2011, by the lesser of 3% of the total number of common shares outstanding or 750,000 shares.

Under the 2009 Plan, incentive share options and restricted stock units are to be granted at a price that is not less than 100% and nonstatutory share options are to be granted not less than 85% of the fair value of the common shares, at the date of grant for employees and consultants. Options and restricted stock units generally vest over a five-year period, 20% on the first anniversary from the grant date and ratably each month over the remaining 48-month period, and are exercisable for a maximum period of ten years after date of grant. Incentive share options granted to shareholders who own more than 10% of the outstanding shares of all classes of shares of the Company at the time of grant must be issued at an exercise price not less than 110% of the fair value of the common shares on the date of grant.

The 2009 Plan is divided into three incentive compensation programs: Discretionary Grant Program, Share Issuance Program and Automatic Grant Program. Under the Discretionary Grant Program, eligible individuals may be granted options to purchase common shares and share appreciation rights tied to the value of the Company’s common shares. Under the Share Issuance Program, eligible individuals may be issued common shares pursuant to restricted share awards, restricted share units, performance shares or other share-based awards which vest upon the attainment of pre-established performance milestones or the completion of a designated service period. Under the Automatic Grant Program, eligible non-employee board members will automatically receive options to purchase common shares at designated intervals over their period of continued board service. Each non-employee board members was granted an option to purchase 7,500 common shares on April 28, 2010 equal to the IPO price. On the date of each annual shareholders meeting beginning in 2010, each individual who commences service as a non-employee board member by reason of his or her election to the board at such meeting and each individual who will continue to serve as a non-employee board member will automatically be granted an option to purchase 7,500 common shares.

A summary of the status of the 2000 Plan and 2009 Plan and changes during the three months ended September 30, 2010 and 2009 is presented as follows:

	Number of Options Outstanding	Weighted Average Exercise Price
As of June 30, 2009	4,111,292	$7.26
Options granted	117,750	8.40
Options exercised	(5,874)	3.96
Options cancelled or forfeited	(62,138)	9.52

As of September 30, 2009	4,161,030	$7.26

As of June 30, 2010	4,733,133	$8.70
Options granted	6,000	10.22
Options exercised	(26,062)	2.18
Options cancelled or forfeited	(5,965)	10.86

As of September 30, 2010	4,707,106	$8.74

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

The weighted average fair values of the options granted on the date of grant during the three months ended September 30, 2010 and 2009 were $5.54 and $4.04, respectively. They were determined using the Black-Scholes option pricing model. The significant inputs into the model were as follows:

	Three Months Ended September 30,
	2010	2009
Fair value of common shares at grant dates	$10.22 - $11.63	$8.40
Exercise price	$10.22 - $11.63	$8.40
Volatility rate	49%	50%
Risk-free rate	1.3% to 1.9%	2.6%
Expected option life	5.5 years	5.5 years
Dividend yield	0%	0%

Information with respect to share options outstanding and share options exercisable at June 30, 2010 and September 30, 2010 is as follows:

		Options Outstanding		Options Vested and Exercisable
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
As of June 30, 2010
$0.40	147,000	2.28	$0.40	147,000	$0.40
$0.80	586,877	3.87	$0.80	586,877	$0.80
$2.00 - $4.00	627,625	4.97	$2.84	626,774	$2.84
$6.00 - $7.60	598,352	6.53	$6.62	434,329	$6.35
$8.40 - $9.40	576,020	7.36	$8.74	318,418	$8.73
$9.60 - $11.00	544,157	7.68	$10.66	296,701	$10.76
$11.40	155,299	7.16	$11.40	87,937	$11.40
$13.00	826,838	7.54	$13.00	422,702	$13.00
$14.14 - $17.90	198,465	9.34	$15.42	18,065	$14.30
$18.00	472,500	9.83	$18.00	12,500	$18.00

	4,733,133			2,951,303

As of Sep 30, 2010
$0.40	147,000	2.03	$0.40	147,000	$0.40
$0.80	569,377	3.61	$0.80	569,377	$0.80
$2.00 - $4.00	622,625	4.72	$2.83	622,625	$2.83
$6.00 - $7.60	594,602	6.27	$6.62	463,038	$6.37
$8.40 - $9.40	574,291	6.86	$8.73	355,942	$8.71
$9.60 - $11.00	548,175	7.48	$10.65	312,010	$10.75
$11.40	155,170	6.91	$11.40	95,521	$11.40
$13.00	824,901	7.31	$13.00	478,589	$13.00
$14.14 - $17.90	198,465	9.09	$15.42	19,813	$14.30
$18.00	472,500	9.58	$18.00	31,250	$18.00

	4,707,106			3,095,165

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

Restricted Stock Unit Activity

A summary of the restricted stock unit activities under the 2009 Plan and changes during the three months ended September 30, 2010 is presented as follows:

	Restricted Stock Units	Weighted Average Grant Date Fair Value Per Share	Weighted Average Remaining Recognition Period (Years)
Outstanding at June 30, 2010	—	—	—
Awards granted	14,200	$10.92	4.91
Awards released	—	—
Awards forfeited	—	—

Outstanding at September 30, 2010	14,200	$10.92	4.91

The estimated fair value of restricted stock units is based on the market price of the Company’s stock on the grant date.

Employee Stock Purchase Plan (the “ESPP”)

The Employee Stock Purchase Plan (“Purchase Plan” or “ESPP”) was established in May 2010 upon the completion of the Company’s IPO. The Purchase Plan provided for a series of overlapping offering periods with a duration of 24 months, with new offering periods, except the first offering period, which commenced on April 28, 2010, generally beginning on May 15 and November 15 of each year. The Purchase Plan allows employees to purchase common shares through payroll deductions of up to 15% of their eligible compensation. Such deductions will accumulate over a six-month accumulation period without interest. After such accumulation period, common shares will be purchased at a price equal to 85% of the fair market value per share on either the first day the offering period or the last date of the accumulation period, whichever is less. No participant may purchase more than $25,000 worth of common stock in any one calendar year period. The ESPP is compensatory and results in compensation expense.

The Company has reserved 600,000 common shares for issuance under the ESPP. The share reserve will automatically increase in January of each calendar year during the term of the ESPP, beginning January 2011, by the lesser of 0.75% of the outstanding common shares and 250,000 shares. The fair values of common shares to be issued under the ESPP were determined using the Black-Scholes pricing model. The significant inputs into the model were as follows:

Three Months Ended September 30, 2010
Volatility rate	50%
Risk-free rate	0.2% - 1.0%
Expected term	1.3 years
Dividend yield	0%

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

The total share-based compensation expense, including share options, the ESPP and restricted stock unit described above, recognized in the consolidated statement of income for the three months ended September 30, 2010 and 2009 are as follows:

	Three Months Ended September 30,
	2010	2009
	(in thousands)
Cost of goods sold	$135	$52
Research and development expenses	423	182
Selling, general and administrative expenses	1,082	434

	$1,640	$668

NOTE 11—FINANCE LEASE LIABILITIES:

Finance lease liabilities include the following:

	September 30, 2010	June 30, 2010
	(in thousands)
Software license	$715	$851
Technology license	156	156

	871	1,007
Less: current portion	580	571

Long-term finance lease liabilities	$291	$436

Future minimum lease payments at September 30, 2010 and June 30, 2010 are as follows:

	September 30, 2010	June 30, 2010
	(in thousands)
No later than one year	$624	$624
Later than one year and no later than five years	250	399
Later than five years	100	100

	974	1,123
Less amount representing interest	103	116

Total finance lease liabilities	$871	$1,007

Finance lease liabilities are recognized at the present value of the minimum lease payments at the inception of the lease. The discount rate used in calculating the present value of the minimum lease payments is the Company’s incremental borrowing rate under the line of credit.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

NOTE 12—BORROWINGS:

In April 2010, one of the Company’s subsidiaries in China entered into a revolving line of credit arrangement with a Chinese bank to allow the Company to draw down, from time to time, up to 80% of the balance of the subsidiary’s accounts receivable with a maximum amount of 30 million Renminbi (equivalent of $4.5 million as of September 30, 2010) to finance the subsidiary’s accounts receivable on a maximum of 120-day repayment term. The interest rate on each drawdown varies and indexes to the published London Interbank Offered Rate per annum. The outstanding loan balances were $4,400,000 and $3,680,000 at September 30, 2010 and June 30, 2010, respectively. The carrying amounts of the borrowings at September 30, 2010 and June 30, 2010 approximated their fair value. The effective interest rate for the borrowing was 3.3% for the three months ended September 30, 2010.

NOTE 13—CASH AND CASH EQUIVALENTS:

	September 30, 2010	June 30, 2010
	(in thousands)
Cash at bank and on hand	$62,679	$43,601
Short-term bank deposits	63,617	75,400

Cash and cash equivalents	$126,296	$119,001

Denominated in
U.S. Dollar	$124,069	$117,257
Chinese Yuan (RMB)	1,561	1,327
Others	666	417

	$126,296	$119,001

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

NOTE 14—DEFERRED INCOME TAX:

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The offset amounts are as follows:

	September 30, 2010	June 30, 2010
	(in thousands)
Deferred tax assets
Deferred tax asset to be recovered after more than 12 months	$1,516	$1,483
Deferred tax asset to be recovered within 12 months	891	813

	$2,407	$2,296

Deferred tax liabilities
Deferred tax liabilities to be recovered after more than 12 months	$(62)	$(25)

	$(62)	$(25)

The gross movement in the deferred income tax account is as follows:

	Three Months Ended September 30,
	2010	2009
	(in thousands)
Beginning of the period	$2,271	$1,123
Charged to income statement	70	93
Exchange differences	4	—

End of the period	$2,345	$1,216

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

The changes in deferred income tax assets and liabilities during the three months ended September 30, 2010, without taking into consideration the offsetting of balances within the same tax jurisdiction, are as follows:

Deferred Income Tax Assets

	Tax Credits	Accrued Compensation	Accelerated Tax Depreciation	Others	Total
	(in thousands)
At June 30, 2010	$812	$730	$1,295	$450	$3,287
Charged/(credited) to the income statement	(241)	4	255	34	52
Exchanges differences	—	—	—	4	4

At September 30, 2010	$571	$734	$1,550	$488	$3,343

Deferred Income Tax Liabilities

	Accelerated Tax Depreciation	Others	Total
	(in thousands)
June 30, 2010	$(759)	$(257)	$(1,016)
Charged/(credited) to the income statement	20	(2)	18

September 30, 2010	$(739)	$(259)	$(998)

Deferred income tax assets are recognized for credits carried forward to the extent that the realization of the related tax benefit through future taxable profits is probable. The Company recognized $571,000 and $812,000 of U.S. federal research tax credit carried forward as of September 30, 2010 and June 30, 2010, respectively. The Company did not recognize deferred income tax assets of $1,355,000 and $1,296,000 related to California state tax credits carried forward at September 30, 2010 and at June 30, 2010, respectively, as the Company could not conclude that it would be probable that sufficient future taxable income would be generated to utilize these tax credits. The U.S. federal tax credits carried forward expire after 20 years, and there is no expiry dates for the California state tax credits carried forward. The credit carry-forwards are subject to change of ownership limitations under U.S. federal and state tax laws.

The Company and its subsidiaries conduct their businesses in several countries and regions and are subject to taxation in those jurisdictions. Dividend distributions received from the Company’s foreign subsidiaries may be subject to local withholding taxes when, and if, distributed. Deferred income tax liabilities have not been recognized for the withholding tax and other taxes that would be payable on the unremitted earnings of certain subsidiaries because the Company’s intent is to indefinitely reinvest any undistributed earnings in those subsidiaries. It is not practical to determine the amount of the liability if dividends from those subsidiaries were to occur. Cumulative undistributed earnings of foreign subsidiaries for which no deferred taxes have been provided were $14,779,000 and $13,387,000 at September 30, 2010 and at June 30, 2010, respectively.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

NOTE 15—TRADE AND OTHER PAYABLES:

	September 30, 2010	June 30, 2010
	(in thousands)
Trade payables	$43,533	$37,930
Accrued salaries and wages	631	810
Accrued vacation	898	880
Accrued bonuses	2,565	3,955
Customer deposit	830	869
Other accrued expenses	3,268	3,140

	$51,725	$47,584

The carrying amounts of trade payables for the Company approximate their fair values due to their short maturity terms. They have contractual maturities ranging from 30 to 90 days.

NOTE 16—PROVISIONS:

	Warranty	Stock Rotation	Total
	(in thousands)
June 30, 2010	$1,275	$513	$1,788
Provisions charged to the statement of income	72	1,274	1,346
Utilized during the period	(64)	(45)	(109)

September 30, 2010	$1,283	$1,742	$3,025

NOTE 17—EXPENSES BY NATURE:

	Three Months Ended September 30,
	2010	2009
	(in thousands)
Changes in inventories of finished goods and work in progress	$228	$1,036
Assembly and testing fee	21,881	21,931
Raw materials used	35,183	27,242
Warranty expense	72	410
Shipping costs	948	716
Depreciation and amortization	2,872	2,126
Provision for (reversal of) write-down of inventories, net	1,644	682
Product prototypes	1,913	1,480
Employee benefit expense	10,926	7,357
Professional services fees	1,345	663
Rent and utilities expenses	1,218	840
Commission expense	616	112
Insurance expense	525	425
Other expenses	1,350	553

Total cost of goods sold and operating expenses	$80,721	$65,573

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

NOTE 18—EMPLOYEE BENEFIT EXPENSE:

	Three Months Ended September 30,
	2010	2009
	(in thousands)
Wages, salaries and bonuses	$8,645	$6,216
Share-based compensation (Note 10)	1,640	668
Social security costs	302	214
Pension costs-defined contribution plans	339	259

	$10,926	$7,357

NOTE 19—INCOME TAX EXPENSE:

	Three Months Ended September 30,
	2010	2009
	(in thousands)
Current income tax
Overseas	$676	$353
Deferred income tax	(70)	(93)

	$606	$260

The income tax on the Company’s profit before income tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profit of the consolidated entities as follows:

	Three Months Ended September 30,
	2010	2009
	(in thousands)
Profit before income tax	$9,501	$9,599

Tax calculated at domestic tax rates applicable to profits in the respective countries which the entities conduct business	$546	$252
Income not subject to tax	—	(12)
Expenses not deductible for tax purposes	37	44
Overseas tax credits	—	(43)
Net increase (decrease) in provisions	(22)	—
Others	45	19

Income tax expense	$606	$260

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

The current income tax liabilities are detailed as follows:

	Three Months Ended September 30,
	2010	2009
	(in thousands)
Beginning of the period	$3,917	$2,545
Current income tax expense	676	353
Foreign currency translation	4	5
Payments	(175)	(211)

End of the period	$4,422	$2,692

NOTE 20—EARNINGS PER SHARE

Basic

Basic earnings per share is calculated by dividing the profit (loss) attributable to the equity holders of the Company by the weighted average number of common shares in issue during the reporting periods.

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all dilutive potential common shares. The Company has three categories of potential dilutive common shares: convertible preferred shares, share options, and restricted stock units. The convertible preferred shares are assumed to have been converted into common shares for the three months ended September 30, 2009. All of the Company’s outstanding preferred shares were automatically converted into common shares and these preferred shares ceased to exist upon the closing of the IPO on May 4, 2010. For share options and restricted stock units, a calculation is made in order to determine the number of shares that could have been acquired at fair value (determined as the average fair value of the Company’s common shares) based on the monetary value of the subscription rights attached to outstanding share options and restricted stock units. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options and issuance of restricted stock units.

	Three Months Ended September 30,
	2010	2009
	(in thousands of shares)
Shares used in computing basic earnings per share	22,115	7,921
Adjustment for:
Assumed conversion of convertible preferred shares	—	10,712
Diluted effect of share options	1,544	1,229
Diluted effect of unvested restricted stock units	1	—

Shares used in computing diluted earnings per share	23,660	19,862

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

The following potential dilutive securities are not included in the above calculation because their effect was anti-dilutive for the periods indicated:

	Three Months Ended September 30,
	2010	2009
	(in thousands of shares)
Share options to purchase common share	1,718	1,656

Total anti-diluted common share equivalents	1,718	1,656

NOTE 21—CASH GENERATED FROM OPERATIONS:

	Three Months Ended September 30,
	2010	2009
	(in thousands)
Profit before income tax	$9,501	$9,599
Adjustments for:
Depreciation (Note 6)	2,503	1,760
Amortization	369	366
Interest expense	46	110
Share of (profit) loss from an associate (Note 7)	(823)	(553)
Share-based compensation (Note 10)	1,640	668
Loss on disposal of intangible assets	5	—

	13,241	11,950
Changes in working capital:
Inventories	(2,125)	2,544
Trade receivables	(1,209)	(395)
Other current and noncurrent assets	(83)	(115)
Deferred rent	77	—
Trade and other payables	8,352	(5,065)
Trade and other payables to an associate	(1,010)	(1,588)
Provisions	1,237	954

	5,239	(3,665)

Cash generated from operations	$18,480	$8,285

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

NOTE 22—COMMITMENTS:

Capital expenditures that the Company has committed to at the balance sheet date but not yet incurred are as follows:

	September 30, 2010	June 30, 2010
	(in thousands)
Property, plant and equipment contracted but not provided for	$5,830	$7,032

The Company leases office space under non-cancellable operating leases with various expiration dates through 2022. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	September 30, 2010	June 30, 2010
	(in thousands)
No later than one year	$2,439	$1,664
Later than one year and no later than five years	6,975	6,542
Later than five years	8,000	8,559

	$17,414	$16,765

As of September 30, 2010 and June 30, 2010, the Company had approximately $36,251,000 and $33,357,000 outstanding purchase commitments for purchases of semiconductor wafers and packaging and testing services, respectively.

On October 1, 2010, the Company entered into an agreement with a third-party manufacturer and paid a non-refundable fee of $5,000,000 that provides the Company with the ability in the future to increase its manufacturing capacity.

NOTE 23—RELATED PARTY TRANSACTIONS:

The following transactions were carried out with related parties:

Purchase of Services and Used Equipment

The Company is a majority customer of APM. The Company purchases semiconductor packaging and testing services from APM during its ordinary course of business and management expects that the Company will continue to purchase these services from APM in the foreseeable future. During the three months ended September 30 2009, the Company also purchased certain used equipment from APM. The related party transactions and balances are as follows:

	Three Months Ended September 30,
	2010	2009
	(in thousands)
Trade and other payables to APM (Beginning of period)	$10,100	$9,281
Purchase of semiconductor packaging and testing services from APM	19,954	18,545
Purchase of used equipment from APM	—	165
Payments made to APM	(20,964)	(20,298)

Trade and other payables to APM (End of period)	$9,090	$7,693

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

The carrying amounts of payables to APM approximate their fair value due to its short maturity term.

Key Management and Director Compensation

Key management includes the Company’s chief executive officer and his executive members and the Company’s chief accounting officer. The following outlines the cash compensation and share-based compensation to key management and directors for the periods presented:

	Three Months Ended September 30,
	2010	2009
	(in thousands)
Salaries	$592	$601
Bonuses	324	6
Share-based compensation	535	265
Other compensation	9	3
Nonexecutive directors fees	26	8

	$1,486	$883

NOTE 24—EVENT AFTER THE REPORTING PERIOD:

On October 22, 2010, the Company’s board of directors authorized a $25,000,000 share repurchase program. Under the repurchase program, the Company’s management may, from time to time, repurchase shares from the open market or in privately negotiated transactions, subject to supervision and oversight by the board.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of the financial condition and results of our operations in conjunction with our consolidated interim financial statements and the notes to those statements included elsewhere in this Form 6-K. Our consolidated interim financial statements contained in this Form 6-K are prepared in accordance with IAS 34, “Interim Financial Reporting”. All references to “we”, “us”, “our” or “the Company” refer to Alpha and Omega Semiconductor Limited and its subsidiaries.

Overview

We are a designer, developer and global supplier of a broad range of power semiconductors. We have a broad portfolio of power semiconductors that we actively market and we seek to continuously add to our product portfolio each year. We seek to differentiate ourselves by integrating our expertise in device physics, process technology, design and advanced packaging to optimize product performance and cost. Our portfolio of products targets high-volume end-market applications, such as notebooks, netbooks, desktop PC’s, flat panel displays, mobile phone battery packs, set-top boxes, portable media players and power supplies.

Our transnational business model leverages global resources, including leading research and development expertise in the United States, cost-effective semiconductor manufacturing in Asia and localized sales and technical support in several fast-growing electronics hubs globally. Our core research and development team, based in Silicon Valley, is complemented by our design center in Taiwan and process, packaging and testing engineers in China. While we utilize third-party foundries for all of our wafer fabrication, we deploy and implement our proprietary power discrete processes at these third-party foundries to maximize the performance and quality of our products. We primarily rely upon our in-house capacity and an associated provider for packaging and testing. We believe our in-house packaging and testing capabilities provide us with a competitive advantage in proprietary packaging technology, product quality, cost, flexibility and cycle time.

Our IPO became effective on April 28, 2010 and closed on May 4, 2010. Approximately 5.1 million common shares were sold in our IPO at the price of $18.00 per share, including 3.4 million shares newly issued by us and approximately 1.7 million shares sold by our selling shareholders. Gross proceeds received by us from the 3.4 million shares were $61.2 million, and net proceeds were $53.3 million, after deducting $4.3 million for underwriting discounts and commissions and approximately $3.7 million for other offering related costs.

Factors affecting our performance

Our performance is affected by several key factors, including the following:

Global economic conditions: Because our products primarily serve consumer applications, global economic conditions could materially affect our revenue.

Distributor ordering patterns and seasonality: Our distributors place purchase orders with us based on their forecasts of end customer demand, and this demand may vary significantly depending on the sales outlooks and market and economic conditions of end customers. Because these forecasts may not be accurate, channel inventory held at our distributors may fluctuate significantly, which in turn may prompt distributors to make significant adjustments to their purchase orders placed with us. As a result, our revenue and operating results may fluctuate significantly from quarter to quarter. In addition, because our products are used in consumer electronics products, our revenue is subject to seasonality. Typically in the past, we have experienced sales peaks two to three months ahead of major holidays such as Christmas and Lunar New Year. However, this seasonal factor has been in the past, and may in the future be, partially offset by revenue generated from new products or changes in distributor ordering patterns in response to channel inventory adjustments and end customer demand for our products.

Product introductions and customers’ specification: Our success depends on our ability to introduce products on a timely basis that meet our customers’ specifications. Both factors – timeliness of product introductions and conformance to customers’ requirements – are equally important in securing design wins with our customers. Our failure to introduce products on a timely basis that meet customers’ specifications could adversely affect our financial performance.

Erosion of average selling price: Erosion of average selling prices of established products is typical in our industry. Consistent with this historical trend, we expect that average selling prices of our products will continue to decline in the future. However, as a normal course of business, we seek to offset the effect of declining average selling prices by reducing manufacturing costs of existing products and introducing new and higher value-added products.

Manufacturing costs: Our gross margin may be affected by our manufacturing costs, including pricing of wafers, packaging and testing services and raw materials, which may fluctuate from time to time, largely due to the market demand and supply. We depend on third party semiconductor foundries to manufacture our products and implement our fabrication processes. Our manufacturing costs may increase significantly if third party foundries increase the pricing of our wafer, or if we cannot offset the pricing increase with other measures, which could negatively impact our gross margin. In addition, capacity utilization may also affect our gross margin because we have certain fixed costs associated with our in-house packaging and testing facility. During calendar year 2010, we continued to expand our in-house packaging and testing capacity. If we are unable to utilize the capacity of our in-house facility at the desirable level, our gross margin may be adversely affected.

Other factors that may affect comparability

Public company expenses. On May 4, 2010, we completed the IPO and our common shares are listed on The NASDAQ Global Market. As a result, we are now required to comply with laws, rules and regulations that we did not need to comply with as a private company. These compliances include provisions of the Sarbanes-Oxley Act of 2002, as amended, applicable SEC regulations and the requirements of The NASDAQ Global Market. We expect our selling, general and administrative expenses to increase due to the additional legal, accounting and consulting fees as well as additional headcount that we will incur in order to comply with these requirements, including costs associated with establishing and maintaining internal control over financial reporting and preparing and filing periodic reports required under federal securities laws. In addition, as a public company, it will be more expensive for us to obtain directors’ and officers’ liability insurance. We also established the Employee Share Purchase Plan (the “ESPP”) effective upon the completion of the IPO, and accordingly we expect to incur share-based compensation expenses associated with such purchase rights.

Principal line items of statements of income (loss)

The following describes the principal line items set forth in our consolidated statements of income (loss):

Revenue

We generate revenue from the sale of our power semiconductors, consisting of power discretes and power ICs. Historically, a substantial majority of our revenue was derived from power discrete products, and a small but growing amount was derived from power IC products. Because our products typically have three to five-year life cycles, the rate of new product introductions is an important driver of revenue growth over time. We believe that expanding the breadth of our product portfolio is important to our business prospects, as it provides us with an opportunity to increase our total bill-of-materials within an electronic system and to address the power requirements of additional electronic systems.

The following is a summary of revenue by product type:

	Three Months Ended September 30,
	2010	2009
	(in thousands)
Power discrete	$72,159	$65,634
Power IC	17,258	9,083

	$89,417	$74,717

We sell our products primarily to distributors in the Asia Pacific region. Because our distributors sell their products to end customers who may have a global presence, revenue by geographic location is not necessarily representative of the geographic distribution of sales to end customers. The revenue by geographic location in the following table is based on the country or region to which the products were shipped:

	Three Months Ended September 30,
	2010	2009
	(in thousands)
Hong Kong	$85,860	$74,584
Korea	2,121	—
China	—	23
United States	695	37
Other countries	741	73

	$89,417	$74,717

Our revenue includes the effect of the estimated stock rotation returns and price adjustments that we expect to provide to our distributors. Stock rotation returns are governed by contract and are limited to a specified percentage of the monetary value of products purchased by the distributor during a specified period. At our discretion or upon our direct negotiations with ODMs or OEMs, we may elect to grant special pricing that is below the prices at which we sold our products to the distributors; in these situations, we will grant price adjustments to the distributors reflecting such special pricing. We estimate the price adjustments for inventory at the distributors based on factors such as distributor inventory levels, pre-approved future distributor selling prices, distributor margins and demand for our products.

Cost of goods sold

Our cost of goods sold primarily consists of costs associated with semiconductor wafers, packaging and testing, personnel, including share-based compensation expense, overhead attributable to manufacturing, operations and procurement, warranty and inventory reserves. Our inventory reserves are based on the historical data and forecasted demand for our products. Because lead times at our manufacturing partners can be up to three months, we typically purchase our inventory based on our sales forecasts. As a result, we are subject to potential inventory excess and obsolescence risk. As the volume of sales increases, we expect cost of goods sold will also increase in absolute dollar amount.

Operating expenses

Our operating expenses consist of research and development and selling, general and administrative expenses. We expect that our total operating expenses will generally increase in absolute dollar amount over time due to our belief that our business will continue to grow. However, our operating expenses as a percentage of revenue may fluctuate from period to period.

Research and development expenses. Our research and development expenses consist primarily of salaries, bonuses, benefits, share-based compensation expenses, expenses associated with new product prototypes, occupancy costs, travel expenses, fees for engineering services provided by outside contractors and consultants, amortization of software and design tools, depreciation of equipment and related overhead costs for research and development personnel. As we continue to invest significant resources in developing new technologies and products, we expect our research and development expenses to increase in absolute dollar amount.

Selling, general and administrative expenses. Our selling, general and administrative expenses consist primarily of salaries, bonuses, benefits, share-based compensation expenses, product promotion costs, occupancy costs, travel expenses, expenses related to sales and marketing activities, amortization of software, depreciation of equipment, maintenance costs and other expenses for general and administrative functions as well as costs for outside professional services, including legal, audit and accounting services. We expect our selling, general and administrative expenses to increase in absolute dollar amount as we expand our business, and we expect to incur additional expenses associated with being a public company.

Finance income and cost

Finance income consists of interest earned on our cash and cash equivalents, while finance cost consists of interest expense associated with our bank borrowings.

Share of profit (loss) of an associate

We own a 40.3% economic interest in APM. The investment is accounted for under the equity method of accounting. Accordingly, we record our share of APM’s net profit or loss on our statements of income (loss).

Income tax expense (benefit)

We are subject to income taxes in various jurisdictions. Significant judgment and estimates are required in determining our worldwide income tax expense. The calculation of tax liabilities involves dealing with uncertainties in the application of complex tax regulations of different jurisdictions globally. We establish accruals for potential liabilities and contingencies based on our best estimate of certain potential tax exposures. If the actual tax outcome of such exposures is different from the amounts that were initially recorded, the differences will impact the income tax and deferred tax provisions in the period in which such determination is made. Changes in the location of taxable income and loss could result in significant changes in our income tax expense.

We record deferred tax assets to the extent it is probable that we will be able to utilize them, based on our estimate of future taxable income in a particular jurisdiction. Our judgments regarding future taxable income may change due to changes in market conditions, changes in tax laws, tax planning strategies or other factors. If our assumptions and consequently our estimates change in the future, the deferred tax assets may increase or decrease, resulting in corresponding changes in income tax expense. Our effective tax rate is highly dependent upon the geographic distribution of our worldwide profits or losses, the tax laws and regulations in each geographical region where we have operations, the availability of tax credits and carryforwards and the effectiveness of our tax planning strategies.

Results of operations

The following tables set forth selected statements of income data derived from our unaudited consolidated financial statements, also expressed as a percentage of revenue, for the three months ended September 30, 2010 and 2009.

	Three Months Ended September 30,
	2010	2009
	(in thousands)
Revenue	$89,417	$74,717
Cost of goods sold	65,168	55,936

Gross profit	24,249	18,781

Research and development expenses	6,295	4,272
Selling, general and administrative expenses	9,258	5,365

Total operating expenses	15,553	9,637

Operating profit	8,696	9,144

Finance income	28	12
Finance cost	(46)	(110)

Finance income (cost), net	(18)	(98)
Share of profit of an associate	823	553

Profit before income tax	9,501	9,599
Income tax expense	606	260

Profit for the period	$8,895	$9,339

	Three Months Ended September 30,
	2010	2009
Revenue	100.0%	100.0%
Cost of goods sold	72.9	74.9

Gross profit	27.1	25.1

Research and development expenses	7.0	5.7
Selling, general and administrative expenses	10.3	7.2

Total operating expenses	17.3	12.9

Operating profit	9.8	12.2

Finance income	0.0	0.0
Finance cost	(0.1)	(0.1)

Finance income (cost), net	(0.1)	(0.1)
Share of profit of an associate	0.9	0.7

Profit before income tax	10.6	12.8
Income tax expense	0.7	0.3

Profit for the period	9.9%	12.5%

Revenue

Our revenue increased by 19.7%, or $14.7 million, from $74.7 million to $89.4 million for the three months ended September 30, 2009 and 2010, respectively, primarily as a result of a 17.5% increase in average selling prices due to favorable product mix and a 1.8% increase in unit shipments. As we continued to expand our power IC product family, revenue from our power IC products increased by 90.0%, or $8.2 million, from $9.1 million to $17.3 million for the three months ended September 30, 2009 and 2010, respectively.

Cost of goods sold and gross profit

Cost of goods sold increased by 16.5%, or $9.2 million, from $55.9 million to $65.2 million for the three months ended September 30, 2009 and 2010, respectively. Our gross margin improved 2.0% from 25.1% to 27.1% for the three months ended September 30, 2009 and 2010, respectively. This gross margin improvement was primarily due to favorable product mix and higher capacity utilization, partially offset by increase in wafer prices from our primary foundry and increase in inventory reserves.

Research and development expenses

Research and development expenses increased by 47.4%, or $2.0 million, from $4.3 million to $6.3 million for the three months ended September 30, 2009 and 2010, respectively. This increase was primarily attributable to a $0.8 million increase in personnel expenses due to increase in headcount and bonuses, a $0.7 million increase in engineering and new products prototyping expenses as we continued to invest in new products development and a $0.2 million increase in share-based compensation expense due to new options granted after September 30, 2009 and the establishment of ESPP in May 2010.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by 72.6%, or $3.9 million, from $5.4 million to $9.3 million for the three months ended September 30, 2009 and 2010, respectively. This increase was primarily attributable to a $0.9 million increase in personnel expenses due to increase in headcount and bonuses, a $ 0.6 million increase in share based compensation expenses as a result of new options granted after September 30, 2009 and the establishment of ESPP in May 2010, and a $0.7 million increase in legal, audit and tax consulting expenses. Our marketing samples, commissions and traveling expenses also increased by $0.7 million associated with increased sales and marketing activities. As we became public effective in April 2010, we incurred additional $0.3 million expenses related to internal control compliances, preparation and filing of periodic reports required under federal securities laws, and increased premium in directors’ and officers’ liability insurance.

Finance income and cost

Finance income was $28,000 and $12,000 for the three months ended September 30, 2010 and 2009, respectively. The increase in finance income was as a result of higher cash balances, partially offset by lower interest rates for the three months ended September 30, 2010. Finance cost was $46,000 and $110,000 for the three months ended September 30, 2010 and 2009, respectively. The decrease in finance cost was due to lower average borrowing balances for the three months ended September 30, 2010.

Share of profit of an associate

Our share of APM’s net profit increased by 48.8%, or $0.3 million, from $0.6 million to $0.8 million for the three months ended September 30, 2009 and 2010, respectively. The increase was due to higher processing volume generated by APM.

Income tax expense

Income tax expense increased by $0.3 million from $0.3 million to $0.6 million for the three months ended September 30, 2009 and 2010, respectively, due primarily to an increase in revenue and profitability in certain taxable jurisdictions and a decrease in tax credits due to the expiration of the U.S. federal research credit.

Liquidity and capital resources

Our principal need for liquidity and capital resources is to maintain working capital sufficient to support our operations and to make capital expenditures to finance the growth of our business. To date, we have primarily financed our operations through funds generated from operations, borrowings under our former term loan and revolving lines of credit, proceeds from our IPO, and the issuance of preferred shares.

Our IPO became effective on April 28, 2010 and closed on May 4, 2010. Approximately 5.1 million common shares were sold in our IPO at the price of $18.00 per share, including 3.4 million shares newly issued by us and approximately 1.7 million shares sold by our selling shareholders. Gross proceeds received by us from the 3.4 million shares were $61.2 million, and net proceeds were $53.3 million after deducting $4.3 million for underwriting discounts and commissions and $3.7 million for other offering related costs.

Since the completion of the IPO to September 30, 2010, we have invested approximately $18.2 million of the net proceeds from the IPO in property, plant and equipment for our in-house packaging and testing facility. We expect to use the remaining net proceeds in capital expenditures, working capital, marketing, research and development and other general corporate purposes. In addition, we may choose to expand our current business through acquisitions of other businesses, products, technologies or other assets.

In April 2010, one of our subsidiaries in China entered into a revolving line of credit arrangement with a Chinese bank to allow us to draw down, from time to time, up to 80% of the balance of the subsidiary’s accounts receivable with a maximum amount of 30 million Renminbi (equivalent of $4.5 million as of September 30, 2010) to finance the subsidiary’s accounts receivable on a maximum of 120-day repayment term. The interest rate on each drawdown varies and indexes to the published London Interbank Offered Rate per annum. As of September 30, 2010, the outstanding loan balance was $4.4 million. The effective interest rate for the borrowing was 3.3% for the three months ended September 30, 2010.

On October 22, 2010, our board of directors authorized a $25.0 million share repurchase program. Under the repurchase program, our management may, from time to time, repurchase shares from the open market or in privately negotiated transactions, subject to supervision and oversight by the board. We expect to fund the purchases from available working capital.

We believe that our current cash and cash equivalents and cash flows from operations will be sufficient to meet our anticipated cash needs, including working capital and capital expenditures, for at least the next twelve months. In the long-term, we may require additional liquidity due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our cash is insufficient to meet our needs, we may seek to raise capital through equity or debt financing. The sale of additional equity securities could result in additional dilution to our shareholders and those securities may have rights senior to those of our common shares. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all.

Cash and cash equivalents

As of September 30, 2010 and June 30, 2010, we had $126.3 million and $119.0 million of cash and cash equivalents, respectively. Our cash and cash equivalents primarily consist of cash on hand and short-term bank deposits with original maturities of three months or less.

The following table shows our net cash generated from operating activities, net cash used in investing activities and net cash generated from (used in) financing activities for the periods indicated:

	Three months ended September 30,
	2010	2009
	(in thousands)
Net cash generated from operating activities	$18,259	$7,964
Net cash used in investing activities	(11,021)	(2,575)
Net cash generated from (used in) financing activities	31	(1,336)

Net increase in cash and cash equivalents	$7,269	$4,053

Cash flows from operating activities

Our net cash generated from operating activities for the three months ended September 30, 2010 was $18.3 million, primarily due to our net profit of $8.9 million. This amount was increased by depreciation and amortization expense of $2.9 million, share-based compensation expense of $1.6 million and an increase of $7.3 million in trade and other payables, including a trade payable to an associate. Net cash generated from operating activities was partially offset by share of profit from an associate of $0.8 million, an increase in inventories of $2.1 million due to the increase of our inventory production and the increase of purchase prices for our raw materials, and by an increase in trade receivables of $1.2 million as our shipments were more than our collections.

Our net cash generated from operating activities for the three months ended September 30, 2009 was $8.0 million, which consisted primarily of net profit of $9.3 million, increased by depreciation and amortization expense of $2.1 million, share-based compensation expense of $0.7 million, a decrease in inventories of $2.5 million due to our operating initiatives in managing inventory levels and partially offset by a decrease in trade and other payables, including payables to an associate, of $6.7 million arising from reduced inventory and our efforts to manage spending.

Cash flows from investing activities

Our net cash used in investing activities was $11.0 million and $2.6 million for the three months ended September 30, 2010 and 2009, respectively. Both amounts were primarily attributable to the purchase of property, plant and equipment to expand our in-house packaging and testing capacity.

Cash flows from financing activities

Our net cash generated from financing activities for the three months ended September 30, 2010 was $31,000, which was primarily attributable to $4.4 million borrowing under our revolving line of credit, partially offset by $3.7 million repayments under our revolving line of credit and $0.6 million in payments for our IPO costs. Our net cash used in financing activities for the three months ended September 30, 2009 was $1.3 million, principally due to repayments under our prior equipment term loan.

Capital expenditures

Our capital expenditures were $7.6 million and $2.4 million for the three months ended September 30, 2010 and 2009, respectively. Our capital expenditures principally consisted of the purchases of property, plant and equipment. The majority of the capital expenditures were related to our in-house packaging and testing facility, as well as consigned equipment to our third-party foundries and subcontractors. In addition to our in-house facility, we also outsource a portion of our packaging and testing requirements to third party contract manufacturers. We utilize third-party foundries for wafer fabrication and therefore currently do not have capital expenditures related to the fabrication process. As we continue to grow our business, we may increase our capital expenditures to expand our manufacturing capacity in order to optimize manufacturing cost and to provide better services to our customers.

Contractual obligations

The following table provides selected information regarding our contractual obligations as of September 30, 2010:

	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 -5 years	More than 5 years
	(in thousands)
Bank borrowing	$4,400	$4,400	$—	$—	$—
Finance leases	974	624	200	50	100
Capital commitments with respect to property, plant and equipment	5,830	5,830	—	—	—
Purchase commitments with respect to inventory	36,251	36,251	—	—	—
Operating lease obligations	17,414	2,438	3,580	3,396	8,000

Total contractual obligations	$64,869	$49,543	$3,780	$3,446	$8,100

As of September 30, 2010, we had recorded liabilities of $2.7 million for uncertain tax positions and $0.4 million for potential interest and penalty, which are not included in the above table because we are unable to reliably estimate the amount of payments in individual years that will be made in connection with these uncertain tax positions.

On October 1, 2010, we entered into an agreement with a third-party manufacturer and paid a non refundable fee of $5.0 million that provides us with the ability in the future to increase our manufacturing capacity.

Off-balance sheet arrangements

As of September 30, 2010, we had no off-balance sheet arrangements as defined in Item 303(a)(4) of the SEC’s Regulation S-K.

Critical accounting policies and estimates

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with IFRS, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including the United States. The preparation of our consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. To the extent there are material differences between these estimates and actual results, our consolidated financial statements will be affected. On an ongoing basis, we evaluate the estimates, judgments and assumptions including those related to revenue recognition, inventory reserve, warranty reserve, income taxes, share-based compensation, and investment in an associate. There have been no material changes from the methodology applied by management for critical accounting estimates previously disclosed in our annual report on Form 20-F.

Quantitative and qualitative disclosures about market risk

Foreign currency risk

We and our principal subsidiaries use U.S. dollars as our functional currency because most of the transactions are conducted and settled in U.S. dollars. All of our revenue and a significant portion of our operating expenses are denominated in U.S. dollars. However, foreign currencies are required to fund our overseas operations, primarily in Taiwan and China. Operating expenses of overseas operations are denominated in their respective local currencies. We have investments in foreign operations, whose net assets are potentially exposed to foreign currency translation risk. The functional currency for our in-house packaging and testing facility in China is U.S. dollars and a significant majority of our capital expenditures are denominated in U.S. dollars. Our management believes that our exposure to foreign currency translation risk is not significant based on a 10% sensitivity analysis in foreign currencies due to the net assets denominated in foreign currencies pertaining to foreign operations, principally in Taiwan and China, are not significant to our consolidated net assets.

Interest rate risk

Our interest-bearing assets comprise mainly interest-bearing short-term bank balances. We manage our interest rate risk by placing such balances in instruments with various short-term maturities and interest rate terms. Borrowings expose us to interest rate risk. Borrowings are drawn down after due consideration of market conditions and expectation of future interest rate movements. In the past, our borrowings have been subject to floating interest rates, and future borrowings may expose us to cash-flow interest rate risk. We do not believe that a 10% change in interest rates as of September 30, 2010 would materially affect our results of operations.

Credit risk

Credit risk arises from cash and cash equivalents deposited with banks and financial institutions and credit exposure to distributors on outstanding receivables. We manage our credit risk associated with exposure to distributors and end customers on outstanding trade receivables through the application of credit approvals, credit ratings and other monitoring procedures. In some instances, we also obtain letters of credit from certain customers.

Credit sales, which are mainly on credit terms of 30 days, are only made to customers who meet our credit standards, while sales to new customers or customers with low credit ratings are usually made on an advance payment basis. Our management considers our financial assets to be of good credit quality because our key distributors have long-standing business relationships with us and we have not experienced any significant bad debt write-offs of trade receivables in the past.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 9, 2010	Alpha and Omega Semiconductor Limited

	By	/S/ EPHRAIM KWOK
	Name:	Ephraim Kwok
	Title:	Chief Financial Officer